EXHIBIT 99.3

BRAZAURO RESOURCES CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT
(Amended)

Item 1.	Name and Address of Company

Brazauro Resources ULC (formerly Brazauro Resources Corporation) (“Brazauro” or the “Company”)
Suite 1188 — Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.	Date of Material Change

July 20, 2010

Item 3.	News Release

The news release was disseminated by distributed through the facilities of Canada Newswire and Businesswire and filed on SEDAR on July 20, 2010.

Item 4.	Summary of Material Change

Brazauro announced that the previously announced plan of arrangement (the “Arrangement”) with Eldorado Gold Corporation (“Eldorado”) closed on July 20, 2010.  Pursuant to the Arrangement, Eldorado acquired all of the outstanding shares of Brazauro (the “Brazauro Shares”) that it did not already own.

Item 5.	Full Description of Material Change

Pursuant to the plan of arrangement (the “Plan of Arrangement”) under an arrangement agreement dated May 11, 2010 as amended by an amendment agreement dated June 8, 2010 among Brazauro, Eldorado, Eldorado Gold Holdings (BC) Ltd. and TriStar Gold Inc. (“TriStar”), Eldorado directly and indirectly acquired, all of the issued Brazauro Shares not already held by Eldorado.  Shareholders of Brazauro received consideration consisting of 0.0675 of a common share of Eldorado and one-third of a common share of TriStar for each Brazauro Share held.

In addition, Eldorado provided C$10 million in funding to TriStar.  The TriStar common shares began trading on the TSX Venture Exchange (the “TSX-V”) on July 21, 2010.  Brazauro was delisted from the TSX Venture Exchange effective on July 21, 2010.

All unexercised Brazauro options and warrants (other than those held by Eldorado) will be exercisable for common shares of Eldorado on identical terms, adjusted in respect of exercise price and number, using the same exchange ratio as for the Brazauro Shares.

The Arrangement was approved by the Brazauro securityholders at a meeting of Brazauro securityholders held on July 15, 2010 and received final approval by the British Columbia Supreme Court on July 16, 2010.

As part of the Plan of Arrangement, Brazauro was converted into an unlimited liability company under the Business Corporations Act (British Columbia) (the “BCBCA”).  It is currently anticipated that Brazauro will convert back to a limited company under the BCBCA.

All of the directors and officers of Brazauro resigned as of the Effective Time of the Plan of Arrangement.  The new directors of Brazauro are Paul N. Wright, Dawn Moss and Norman Pitcher, and the new officers are Mr. Wright as President and Ms. Moss as Secretary.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the impact of the implementation of the Plan of Arrangement on Brazauro, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the Company’s Management Information Circular dated June 10, 2010 and Management’s Discussion and Analysis as at June 24, 2010 .

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 6.	Omitted Information

Not applicable.

Item 7.	Executive Officer

Name of Executive Officer:	Dawn Moss
Secretary
Telephone number:	(604) 601 6655

Item 8.	Date of Report

July 23, 2010

July 20, 2010	Trading Symbol: BZO-TSX.V

BRAZAURO CLOSES ARRANGEMENT WITH ELDORADO GOLD CORPORATION

HOUSTON, TX — Brazauro Resources Corporation (“Brazauro” or the “Company” TSX.V: BZO) announces that the previously announced plan of arrangement (the “Arrangement”) with Eldorado Gold Corporation (“Eldorado” TSX:ELD, NYSE:EGO) closed today.  Pursuant to the Arrangement, Eldorado acquired all of the outstanding common shares of Brazauro (the “Brazauro Shares”).  Under the Arrangement, each Brazauro Share (other than shares held by Eldorado) was exchanged for 0.0675 of a common share of Eldorado, plus one third of a common share of TriStar Gold Inc. (“TriStar”), a new exploration company incorporated to hold certain Brazauro assets.

In addition, Eldorado provided C$10 million in funding to TriStar.  The TriStar common shares are expected to commence trading on the TSX Venture Exchange on July 21, 2010.

All unexercised Brazauro options and warrants will be exercisable for common shares of Eldorado on identical terms, adjusted in respect of exercise price and number, using the same exchange ratio as for the Brazauro Shares.

The Arrangement was approved by the Brazauro securityholders at a meeting of Brazauro securityholders held on July 15, 2010 and received final approval by the British Columbia Supreme Court on July 16, 2010.

For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:

John Lute
Lute & Company
416-929-5883
info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies.  Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements.  Risks, uncertainties and other factors that could cause the Company’s plans to change include uncertainties related to the satisfaction of the conditions required to complete the Arrangement; changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.